Via Facsimile and U.S. Mail
Mail Stop 6010

May 10, 2007

Mr. Thomas C. Freyman
Executive Vice President, Finance and
Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Abbott Laboratories
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 23, 2007
File No. 001-02189

Dear Mr. Freyman:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Sales Rebates, page 28

1. The sensitivity analysis around your product sales rebate allowance should depict a reasonably likely change in your estimate and not a hypothetical change. If this one-percentage point change analysis depicts a reasonably likely change, please

provide us proposed disclosure that clarifies this fact. If not, please revise your analysis to depict a reasonably likely change in this estimate. In addition, please provide us proposed disclosure that clarifies that adjustments for prior years' rebate accruals have not been material to net income.

Note 11 – Business, Combinations, Technology Acquisitions and Related Transactions, page 69

2. We note that you recorded significant amounts of In-Process Research and Development costs for the acquisition of KOS Pharmaceuticals Inc. and Guidant's vascular intervention and endovascular solutions businesses. Please provide us, in disclosure-type format, the following:

   a. The specific nature and fair value of each significant in-process research and development project acquired for each acquisition.

   b. The completeness, complexity and uniqueness of the projects at the acquisition date.

   c. The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

   d. The valuation method that was used to fair value the in-process research and development projects acquired.

   e. Disclose the significant valuation assumptions, such as:

      i.   the period in which material net cash inflows from significant projects are expected to commence;
      ii. material anticipated changes from historical pricing, margins and expense levels; and
      iii. the risk adjusted discount rate applied to the project's cash flows.

   f. In periods after the acquisition, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

3. Please tell us why it is appropriate under GAAP to record the additional payments made to Boston Scientific upon government approval as goodwill versus as an asset to be evaluated under FAS 2 that may or may not be capitalized.

4. Please provide us additional information regarding your accounting treatment for the shares of Boston Scientific acquired. In this respect, please address the following:

    *   Clarify in disclosure-type format how you classify in the financial statements the change in fair value for the derivatives recorded.
    *   Note 2 states that the fair value of the Boston Scientific shares declined by $303 million. Please tell us why you believe the decline should not be recorded in income as an impairment given you are required to sell the shares by October 2008 and thus do not have the ability to hold the shares until recovery.

Schedule II, Valuation and Qualifying Accounts, page 100

5. Your Schedule II should separately depict your allowance for doubtful accounts and sales deductions. Please provide us, in disclosure-type format, a revised schedule.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant